UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

Exhibit 99.1 – May 12, 2010 Press Release
Exhibit 99.2 – Material Change Report, May 12, 2010
Exhibit 99.3 - Interim Financial Statements: Nine Months Ended 3/31/2010
Exhibit 99.4 - Form 52-109FV2: CEO Certification of Interim Filings
Exhibit 99.5 - Form 52-109FV2: CFO Certification of Interim Filings
Exhibit 99.6 - Financial Statements: Management's Discussion/Analysis
Exhibit 99.7 – May 26, 2010 Press Release
Exhibit 99.8 – Material Change Report, May 26, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: May 28, 2010 /s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1

NEWS RELEASE

RARE ELEMENT RESOURCES LTD



TSX-V: RES
May 12, 2010
Ref: 12-2010

Rare Element maintains 100% Interest in gold at Bear Lodge

> ➢ **John Ray retained to lead gold exploration program.**
> ➢ **Property position increased by more than 100%.**
> ➢ **Newmont's pre-emptive right eliminated.**

Vancouver, BC -- **Rare Element Resources Ltd. (TSX-V: RES)** ("Rare Element" or the "Company") announces that the Company has signed an agreement with Newmont North American Exploration Ltd. ("Newmont") that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element's Bear Lodge property, Wyoming. This allows Rare Element to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont's 327 wholly owned claims outside the venture will be transferred to the Company.

"We are excited about this opportunity for Rare Element because of the potential to define gold deposits with a gold-focused drilling program this year in addition to our planned rare-earth-focused drilling program. We expect to be able to generate the first NI 43-101-compliant gold resource estimate early in 2011 for the Sundance gold project from the planned drilling. We believe gold resources, in addition to our rare-earth resource, will add significant value to the Company and for our shareholders." stated President Don Ranta.

Terms of the Agreement

The gold exploration project will continue to be called the "Sundance" project and the rare-earths project will continue to be called the "Bear Lodge" project. Both projects are included within separate areas of the same property position in the Bear Lodge Mountains. In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to Rare Element from outside of the Venture.

The original venture agreement, signed in June 2006, required Newmont to spend $5 million over 5 years to earn 65% interest. Newmont had the right to earn an additional 15% working interest by completing a positive feasibility study. To date, Newmont has expended $2.85 million over nearly four years. Newmont's withdrawal from the Sundance venture creates an opportunity for Rare Element to control its own destiny on the property at a time when record demand for gold and rare-earth elements is imminent. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Sundance Venture exploration program, lead by Newmont, also had a right to operate both the gold and REE exploration programs if they ever conflicted and this right is now terminated.

Gold Exploration Summary and Plans

The Bear Lodge property with the additional claims now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (venture area) is free of royalties. Rare Element sees an immediate opportunity to define a potentially economic gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold targets at the Taylor, Smith, and Carbon gold targets is to define an aggregate resource of 50 to 100 million tons ranging from 0.015 to 0.030 ounces of gold per ton, with considerable upside potential for resource expansion. A drilling program is planned for 2010. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance gold-focused exploration project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the venture area and another 13 holes on their claims held outside the venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company. The Bear Lodge project has been much improved and advanced due to Newmont's efforts, and Rare Element is grateful for their contributions.

Mr. John Ray retained to lead the gold exploration program

Rare Element has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance gold exploration program under the direction of Dr. James Clark, Vice President of Exploration. Mr. Ray states that, "the Bear Lodge property has many untested exploration targets that are ready for drilling, and the district remains at a relatively immature level of gold exploration. The potential for discovery of major gold deposits is very high for shallow low-grade mineralization, and there is potential for discovery of structurally controlled high-grade mineralization at depth. I am excited about the opportunity to continue guiding the exploration for gold in the Bear Lodge Mountains with Rare Element ".

Rare Element Resources Ltd (TSX-V: RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with a number of companies significantly contributing to the database and understanding. Newmont's recent exploration efforts were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration project, Rare Element completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization, and updating of the resource estimate will be completed this spring. The Company has 100% interest in the property, is continuing with drilling and a metallurgical testing program, has begun a Scoping Study to accomplish a preliminary engineering-economic assessment of the rare-earth project, and will conduct drilling for gold mineralization in order to estimate resources.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

For information, refer to the Company's website at www.rareelementresources.com or contact:
Donald E Ranta, President & CEO, (604) 687-3520
    don@rareelementresources.com
Mark T. Brown, CFO, (604) 687-3520 ext 242
    mtbrown@pacificopportunity.com.

Exhibit 99.2

RARE ELEMENT RESOURCES LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.   **Name and Address of Company**

Rare Element Resources Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
V6C 1Z7

2.   **Date of Material Change**

May 12, 2010

3.   **News Release**

A news release disclosing the material change was issued in Vancouver, British Columbia, on May 12, 2010 through CNW Group and was filed on SEDAR.

4.   **Summary of Material Change**

Rare Element Resources Ltd. (TSX-V: RES) ("Rare Element" or the "Company") announces that the Company has signed an agreement with Newmont North American Exploration Ltd. ("Newmont") that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element's Bear Lodge property, Wyoming.

5.1   **Full Description of Material Change**

Rare Element Resources Ltd. (TSX-V: RES) announces that the Company has signed an agreement with Newmont North American Exploration Ltd. ("Newmont") that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of Rare Element's Bear Lodge property, Wyoming. This allows Rare Element to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont's 327 wholly owned claims outside the venture will be transferred to the Company.

"We are excited about this opportunity for Rare Element because of the potential to define gold deposits with a gold-focused drilling program this year in addition to our planned rare-earth-focused drilling program. We expect to be able to generate the first NI 43-101-compliant gold resource estimate early in 2011 for the Sundance gold project from the planned drilling. We believe gold resources, in addition to our rare-earth resource, will add significant value to the Company and for our shareholders." stated President Don Ranta.

Terms of the Agreement

The gold exploration project will continue to be called the "Sundance" project and the rare-earths project will continue to be called the "Bear Lodge" project. Both projects are included within separate areas of the same property position in the Bear Lodge Mountains. In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to Rare Element from outside of the Venture.

The original venture agreement, signed in June 2006, required Newmont to spend $5 million over 5 years to earn 65% interest. Newmont had the right to earn an additional 15% working interest by completing a positive feasibility study. To date, Newmont has expended $2.85 million over nearly four years. Newmont's withdrawal from the Sundance venture creates an opportunity for Rare Element to control its own destiny on the property at a time when record demand for gold and rare-earth elements is imminent. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Sundance Venture exploration program, lead by Newmont, also had a right to operate both the gold and REE exploration programs if they ever conflicted and this right is now terminated.

Gold Exploration Summary and Plans

The Bear Lodge property with the additional claims now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (venture area) is free of royalties. Rare Element sees an immediate opportunity to define a potentially economic gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold targets at the Taylor, Smith, and Carbon gold targets is to define an aggregate resource of 50 to 100 million tons ranging from 0.015 to 0.030 ounces of gold per ton, with considerable upside potential for resource expansion. A drilling program is planned for 2010. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance gold-focused exploration project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the venture area and another 13 holes on their claims held outside the venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company. The Bear Lodge project has been much improved and advanced due to Newmont's efforts, and Rare Element is grateful for their contributions.

<u>Mr. John Ray retained to lead the gold exploration program</u>

Rare Element has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance gold exploration program under the direction of Dr. James Clark, Vice President of Exploration. Mr. Ray states that, "the Bear Lodge property has many untested exploration targets that are ready for drilling, and the district remains at a relatively immature level of gold exploration. The potential for discovery of major gold deposits is very high for shallow low-grade mineralization, and there is potential for discovery of structurally controlled high-grade mineralization at depth. I am excited about the opportunity to continue guiding the exploration for gold in the Bear Lodge Mountains with Rare Element".

5.2   Disclosure for Restructuring Transactions

Not applicable.

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.   Omitted Information

Not applicable.

8.   Executive Officers

For further information about this material change, please contact Mark T Brown, Chief Financial Officer of Rare Element Resources Ltd., at (604) 687-3520.

9.   <u>Date of Report</u>

DATED at Vancouver, British Columbia this 13th day of May, 2010.

"Mark T. Brown"

Mark T. Brown
Chief Financial Officer

Exhibit 99.3

RARE ELEMENT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2010

(Unaudited)

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

		March 31, 2010		June 30, 2009
		(Unaudited)		(Audited)
ASSETS				
CURRENT				
Cash and cash equivalents	$	4,678,407	$	2,334,145
Accounts receivable		6,851		50,195
Prepaid expenses		64,208		27,978
		4,749,466		2,412,318
Equipment (Note 4)		41,785		1,872
Mineral properties and deferred exploration costs (Note 3)		5,301,540		1,609,496
Reclamation bond (Note 5)		110,533		10,533
	$	10,203,324	$	4,034,219

LIABILITIES

CURRENT				
Accounts payable and accrued liabilities	$	148,356	$	56,692
Due to related parties (Note 7)		19,323		9,769
		167,679		66,461

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)		13,172,600		7,841,832
WARRANTS (Note 6)		2,042,170		627,442
CONTRIBUTED SURPLUS (Note 6)		1,034,653		876,046
DEFICIT		(6,213,778)		(5,377,562)
		10,035,645		3,967,758
	$	10,203,324	$	4,034,219

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 8)
SUBSEQUENT EVENT (Note 14)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in US Dollars)
(Unaudited)

| | For the three months ended March 31 | | For the nine months ended March 31 | |
	2010	2009	2010	2009
EXPENSES				
Audit and legal	$ 22,360	$ 2,368	$ 61,358	$ 4,000
Accounting and administrative fees (Note 7)	56,428	23,229	145,063	73,645
Amortization	3,155	403	5,172	1,967
Bank charges	1,275	521	3,637	1,755
Consulting	12,543	-	27,440	-
Corporate development	21,985	-	99,961	-
Foreign exchange loss (gain)	(133,623)	29,333	(407,364)	338,788
Investor relations and shareholder communication	49,522	48,547	190,038	145,757
Management fees (Note 7)	37,108	25,828	148,971	78,088
Office and miscellaneous	21,375	9,323	72,027	27,337
Rent (Note 7)	3,509	1,830	12,387	5,412
Stock-based compensation	195,923	96,023	390,277	235,421
Transfer and listing fees	41,251	2,700	63,265	13,675
Travel	17,021	14,890	47,028	51,566
	349,832	254,995	859,260	977,411
OTHER ITEM				
Interest income	(5,417)	(6,912)	(23,044)	(22,850)
Write off of investment	-	15,083	-	15,083
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ 344,415	$ 263,166	$ 836,216	$ 969,644
LOSS PER SHARE – BASIC AND DILUTED	$ 0.01	$ 0.01	$ 0.03	$ 0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,069,258	23,866,736	28,250,823	23,866,736

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash:						
Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash:						
Private placements (Notes 6b(iii) & (iv))	2,200,000	2,996,863	1,453,097	-	-	4,449,960
Exercise of warrants (Note 6b(v))	119,500	155,217	(38,369)	-	-	116,848
Exercise of options (Note 6b(vi))	482,000	519,224	-	(231,670)	-	287,554
Shares issued on property acquisition's (Note 6b(vii))	520,000	1,732,438	-	-	-	1,732,438
Share issue costs (Notes 6b(iii), 6b(iv) & 14a)	-	(72,974)	-	-	-	(72,974)
Stock-based compensation (Notes 6e)	-	-	-	390,277	-	390,277
Net loss for the period	-	-	-	-	(836,216)	(836,216)
BALANCE AS AT MARCH 31, 2010	29,586,236	$ 13,172,600	$ 2,042,170	$ 1,034,653	$ (6,213,778)	$ 10,035,645

See accompanying notes to consolidated financial statements

5

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
(Unaudited)

	For the three months ended March 31		For the nine months ended March 31	
	2010	2009	2010	2009
CASH PROVIDED BY (USED IN) OPERATIONS				
Net loss for the period	$ (344,415)	$ (263,166)	$ (836,216)	$ (969,644)
Items not involving cash:				
Amortization	3,155	403	5,172	1,967
Stock-based compensation	195,923	96,023	390,277	235,421
Interest income accrued	-	(4,620)	-	(4,620)
Write off of investment	-	15,083	-	15,083
	(145,337)	(156,277)	(440,767)	(721,793)
Changes in non-cash working-capital items:				
Accounts receivable	1,536	73	43,344	40,176
Prepaid expenses	(43,570)	9,898	(36,230)	25,983
Accounts payable and accrued liabilities	(5,329)	(10,911)	(2,949)	(13,428)
Due to related parties	5,561	(8,071)	9,554	(6,429)
	(187,139)	(165,288)	(427,048)	(675,491)
INVESTING ACTIVITIES				
Deferred exploration costs	(340,587)	(48,479)	(1,864,993)	(447,301)
Purchase of equipment	-	-	(45,085)	-
Reclamation bond	-	-	(100,000)	-
	(340,587)	(48,479)	(2,010,078)	(447,301)
FINANCING ACTIVITIES				
Cash received for common shares	122,476	-	4,854,362	-
Share issue costs	(28,375)	-	(72,974)	-
	94,101	-	4,781,388	-
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(433,625)	(213,767)	2,344,262	(1,122,792)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	5,112,032	1,362,892	2,334,145	2,271,917
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 4,678,407	$ 1,149,125	$ 4,678,407	$ 1,149,125
Cash and cash equivalents consist of:				
Cash	$ 4,678,407	$ 108,215	$ 4,678,407	$ 108,215
GIC Investments	-	1,040,910	-	1,040,910
	$ 4,678,407	$ 1,149,125	$ 4,678,407	$ 1,149,125

Supplemental Disclosure with Respect to Cash Flows (Note 9)

See accompanying notes to consolidated financial statements

6

RARE ELEMENT RESOURCES LTD.
CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS
(Expressed in US Dollars)

	Balance June 30, 2008	Expenditures for the year ended June 30, 2009	Balance June 30, 2009	Expenditures for the nine months ended March 31, 2010	Balance March 31, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property					
Exploration expenditures					
Assays	$ 13,374	$ 16,573	$ 29,947	$ 224,494	$ 254,441
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	39,349	39,349
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	90,417	90,417
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	59,672	59,672
Geological consulting	227,482	211,277	438,759	389,864	828,623
Geophysical	300	-	300	-	300
Land & claims	-	-	-	11,901	11,901
Metallurgical testing	93,530	61,500	155,030	206,139	361,169
Overhead expenses	10,839	2,685	13,524	16,741	30,265
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	14,988	14,988
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	17,022	41,440
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,007,676	3,617,172
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Acquisition recovery	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property					
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 3,692,044	$ 5,301,540

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $6,213,778.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim financial statements
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Foreign currency translation
The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Mineral properties and deferred exploration costs

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At March 31, 2010, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and drilling equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Loss per share
The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation
The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

New accounting pronouncements
The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

   CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

b) Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company's financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

- change the categories into which a debt instrument is required or permitted to be classified;
- change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
- require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncements, Continued

f) Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders' equity.

A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company prioritizes the inputs into three levels that may be used to measure fair value:

i) Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

International Financial Reporting Standards ("IFRS")
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

Comparative figures
Certain of the prior period's figures have been reclassified to conform with the current period's financial statement presentation.

(Expressed in US Dollars)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011. Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study. Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture's property. The total Venture area of interest consisted of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains. Newmont was the operator of the gold-exploration program. The Company continued to operate its own rare-earth-element exploration program; however, if the two exploration programs conflicted, the Venture, under Newmont, may have chosen to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property and plans to conduct a gold exploration program in 2010. Subsequently, Newmont signed an agreement with the Company that Newmont will not exercise its option to acquire a 65% interest in the Bear Lodge property (see Note 14c).

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees were paid by Newmont as long as the Newmont agreement remained in effect.

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares (Note 6b(vii)).

The underlying owner Strider Resources Limited retains a 3% NSR with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property
On January 6, 2010, the Company signed a purchase and sale agreement with Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corp., and acquired a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares (Note 6b(vii)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4. EQUIPMENT

	March 31, 2010	June 30, 2009
Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(8,262)	(3,090)
Net book value	**$ 41,785**	**$ 1,872**

5. RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed. Interest of $533 was accrued on this bond as of March 31, 2010.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont. This bond covers Newmont's gold-exploration reclamation work and is not included in these financial statements. It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, another $100,000 bond was set up in the name of Paso Rico (USA), Inc., for the benefit of the Company and covers the Company's rare-earth exploration reclamation work.

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a. Authorized – unlimited number of common shares without par value.

b. Issued

i) On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

ii) In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii) On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The fair value of $401,088 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,605 was included in share issue costs.

iv) On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,513 was included in share issue costs.

v) During the nine months ended March 31, 2010, a total of 119,500 warrants at a price ranging from $1.00 CDN to $2.10 CDN were exercised for proceeds of $116,848. A fair value of $38,369 was recognized on these exercised warrants.

vi) During the nine months ended March 31, 2010, a total of 482,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $287,554. A fair value of $231,670 was recognized on these exercised options.

vii) On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders' fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fait value of $725,187 on acquisition of Nuiklavik property (Note 3).

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

c. Stock Options

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	230,000	2.40
Exercised	(482,000)	0.64
Outstanding, March 31, 2010	2,546,000	0.88

At March 31, 2010, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	100,000	0.55	1.08
January 10, 2012	200,000	0.55	1.78
September 1, 2012	350,000	1.00	2.42
October 12, 2012	350,000	1.00	2.54
October 15, 2012	25,000	1.00	2.55
February 19, 2013	65,000	1.15	2.89
January 27, 2014	1,226,000	0.58	3.83
July 20, 2014	200,000	2.09	4.32
October 2, 2014	30,000	4.49	4.51
	2,546,000		3.20

(Expressed in US Dollars)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d. Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	1,600,000	3.44
Exercised	(119,500)	1.04
Outstanding, March 31, 2010	2,480,500	2.57

At March 31, 2010, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010	885,000	1.00	0.66
January 24, 2011	595,500	2.10	0.82
March 21, 2011	1,000,000	4.25	0.97
	2,480,500		0.82

e. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%
Annualized volatility	116-137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years

During the nine months ended March 31, 2010, the Company recognized $390,277 (2009 - $235,421) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

(Expressed in US Dollars)

7. RELATED PARTY TRANSACTIONS

During the nine months ended March 31, 2010:

a) $148,971 (2009 - $78,088) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at March 31, 2010, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b) $151,401 (2008 - $78,407) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at March 31, 2010, $19,323 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	For the three months ended March 31		For the nine months ended March 31	
	2010	2009	2010	2009
Non-cash information				
Shares issued on property acquisition	$ 725,187	$ -	$ 1,732,438	$ -
Accrual of obligation for mineral properties	$ 94,613	$ -	$ 94,613	$ -
Other items				
Interest received	$ 5,417	$ 6,912	$ 23,044	$ 22,850

(Expressed in US Dollars)

10. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at March 31, 2010			
Assets	$ 4,749,466	$ 5,453,858	$ 10,203,324
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the nine months ended March 31, 2010			
Loss for the period	$ 835,946	$ 270	$ 836,216
Capital expenditures	$ -	$ 1,910,078	$ 1,910,078
For the nine months ended March 31, 2009			
Loss for the period	$ 954,301	$ 15,343	$ 969,644
Capital expenditures	$ -	$ 447,301	$ 447,301

11. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments typically consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Cash equivalents and temporary investments have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Accounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company's operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

11. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

a) Credit risk, Continued

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at March 31, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk
The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $47,000.

d) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $40,000.

The Company does not invest in derivatives to mitigate these risks.

12. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010 and 2011.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

(Expressed in US Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued,

		March 31, 2010		June 30, 2009
a) Assets				
Mineral property costs under Canadian GAAP	$	5,301,540	$	1,609,496
Less deferred costs expensed under U.S. GAAP		(3,617,172)		(1,609,496)
Mineral property costs under U.S. GAAP	$	1,684,368	$	-
b) Deficit				
Closing deficit under Canadian GAAP	$	(6,213,778)	$	(5,377,562)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP		(3,617,172)		(1,609,496)
Closing deficit under U.S. GAAP	$	(9,830,950)	$	(6,987,058)
c) Shareholders' Equity				
Shareholders' Equity under Canadian GAAP	$	10,035,645	$	3,967,758
Adjustment to deficit for mineral property costs expensed under U.S. GAAP		(3,617,172)		(1,609,496)
Shareholders' Equity under U.S. GAAP	$	6,418,473	$	2,358,262
d) Net Loss				
Net loss under Canadian GAAP	$	(836,216)	$	(1,254,187)
Mineral property costs expensed under U.S.GAAP		(2,007,676)		(590,147)
Net loss under U.S. GAAP	$	(2,843,892)	$	(1,844,334)
e) Basic and Diluted Loss Per Share - U.S. GAAP	$	(0.10)	$	(0.08)
f) Cash flows – Operating activities				
Cash used in operating activities – Canadian GAAP	$	(427,048)	$	(810,846)
Loss under Canadian GAAP		836,216		1,254,187
Loss under U.S. GAAP		(2,843,892)		(1,844,334)
Non-cash exploration costs expensed under U.S.GAAP		142,683		-
Cash used in operating activities – U.S. GAAP	$	(2,292,041)	$	(1,400,993)
g) Cash flows - Investing Activities				
Cash used in investing activities - Canadian GAAP	$	(2,010,078)	$	(581,012)
Mineral property costs expensed under U.S. GAAP		1,864,993		581,012
Cash used in investing activities - U.S. GAAP	$	(145,085)	$	-

(Expressed in US Dollars)

14. SUBSEQUENT EVENTS

a) On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units of the Company at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.

   The Company paid $531,615 CDN cash commission to the agents and issued 151,890 agents' options exercisable into one agents' unit at a price of $3.50 CDN until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable common share purchase warrant with the same terms as private placement warrants. $27,856 share issue costs were recorded as at March 31, 2010.

b) On April 19, 2010, the Company granted 190,000 stock options to its directors, officers and consultants at a price of $3.28 CDN for a period of five years.

c) On May 12, 2010, the Company signed an agreement with Newmont that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Venture of the Company's Bear Lodge property. This allows the Company to maintain its 100% interest in the mineral potential within the entire property. In addition, all of Newmont's 327 wholly owned claims outside the venture will be transferred to the Company.

   In consideration for transferring its claims and terminating the venture agreement, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or disposed, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture. This withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retainer 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

Exhibit 99.4

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Donald E. Ranta***, Chief Executive Officer & President*, **Rare Element Resources Ltd.** certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **March 31, 2010**.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 19, 2010**

"Donald E. Ranta"

_____
Donald E. Ranta
Chief Executive Officer & President

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.5

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Mark T. Brown***, Chief Financial Officer*, **Rare Element Resources Ltd.** certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **March 31, 2010**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **May 19, 2010**

"Mark T Brown"
_____
Mark T. Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.6

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. ("Rare Element Resources" or the "Company"). The information provided herein should be read in conjunction with the Company's unaudited consolidated financial statements and notes for the nine months ended March 31, 2010 and audited consolidated financial statements and notes for the year ended June 30, 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company's principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company in the TSX Venture Exchange. In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. Rare Element Resources currently has a "Blue Sky" exemption in the United States due to its listing with Standard & Poors and trades on the US "pink sheets" market under the symbol "RRLMF". The filing of the Form 20F made Rare Element Resources a fully reporting issuer in the United States and Rare Element Resources has applied for a listing with an exchange in the United States.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. ("Paso Rico") in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold exploration venture on the Bear Lodge Property.

Newmont had the right to earn a 65% working interest in Rare Element Resources' Bear Lodge property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing $5 million in mineral exploration expenditures over five years. Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study. On May 12, 2010, the Company announced that it signed an agreement that Newmont will not exercise its option to acquire a 65% working interest (see "Sundance Gold Project" section).

In February, 2010, Rare Element was named as one the TSX Venture Exchange's Top 50 companies.

Bear Lodge Property

On April 10, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge Property. The report presented the current estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides (see "Rare-earth Exploration" section).

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Project property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport. Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000 and it also owns a portion of the claim group outright and these claims are not subject to the NSR.

The Bear Lodge property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres, plus an additional 327 claims transferred from Newmont in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section. All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for a payment of 300,000 common shares.

The underlying owner Strider Resources Limited retains a 3% NSR royalty with the Company having the right to buy 50% of NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition have trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period.

Medallion will be the operator of the exploration program during the option period

In December, 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February, 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property
On November 12, 2009, the Company entered into letter of intent, and on January 6, 2010 signed a purchase and sale agreement with Altius Resources Inc. (a wholly owned subsidiary of Altius Minerals Corp.) ("Altius"), to acquire a 100% interest in 790 mineral claims located in central Labrador for a payment of 200,000 shares of the Company issued subsequent to March 31, 2010.

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

Exploration expenditures on resource properties:

	Balance June 30, 2008	Expenditures for the year ended June 30, 2009	Balance June 30, 2009	Expenditures for the nine months ended March 31, 2010	Balance March 31, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge Property					
Exploration expenditures					
Assays	$ 13,374	$ 16,573	$ 29,947	$ 244,494	$ 254,443
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	39,349	39,349
Drilling	459,960	274,712	734,672	925,266	1,659,938
Engineering consulting	-	-	-	90,417	90,417
Environmental costs	-	-	-	5,636	5,636
Geochemistry	-	-	-	59,672	59,672
Geological consulting	227,482	211,277	438,759	389,864	828,623
Geophysical	300	-	300	-	300
Land & claims	-	-	-	11,901	11,901
Metallurgical testing	93,530	61,500	155,030	206,139	361,169
Overhead expenses	10,839	2,685	13,524	16,741	30,265
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	14,988	14,988
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	17,022	41,440
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,007,676	3,617,172
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Acquisition recovery	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property					
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 3,692,044	$ 5,301,540

The Company completed an impairment analysis as at March 31, 2010 which considered the indicators of impairment in accordance with Section 3063, "*Impairment of Long-lived Assets*" as well as EIC-126, "*Accounting by Exploration Companies for Exploration Costs*" and AcG-11, "*Enterprises in the Development Stage*".

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

Management concluded that no impairment charge was required because:
- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive and the rare-earth-element ("REE") resource was recently increased;
- the Company intends to continue its exploration and development plans on its Bear Lodge Property; and
- Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge Project - Rare-earth Exploration

The Bear Lodge Project contains widespread indications of rare-earth elements ("REE") and precious metals. REE are primarily used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries, and REE "super" magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 50 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge Project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company ("Hecla") from 1987 through 1991. Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area; one hole was drilled in the Bull Hill Northwest target; and one hole to the west tested an induced polarization anomaly for REE and gold. Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small quantities of the heavy REE.

In March 2009, the Company announced the results of a new National Instrument 43-101-compliant inferred mineral resource estimate of REE contained in the Bull Hill Southwest deposit. The mineral resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes completed by other companies prior to 2004, for which data is available. The inferred mineral resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas. An updated mineral resource estimate is planned to be completed before the end of June 30, 2010.

A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

The Company's comprehensive NI 43-101 compliant Technical Report, incorporating descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002, was filed on April 15, 2009. The report also includes recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. Much of the recommended work has been completed.

REE metallurgical testing during 2009 made significant strides forward and additional work is in process. Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products. In July and again in September, the Company announced encouraging rare-earth metallurgical test results on the oxide material, resulting in 90% recovery with a grade 13% rare-earth oxide ("REO") (-500 mesh) in a pre-concentrate. A grade of 13% represents better than a three-fold concentration of the REE from the original 4.3% REO sample material. More testing is planned to create a concentrate with higher grades and less of the gangue minerals, prior to leaching of the REE minerals.

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather and will be finished in 2010. Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in five drill holes RES 09-3, 09-3A, 09-6, 09-17 and 09-18. These results will be used by the Company in completing an updated independent mineral resource estimate scheduled for completion in the spring of 2010. Metallurgical testing will continue with samples from these drill holes with a goal to determine a commercial method of recovering the REE. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The five-drill holes that tested the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target were drilled as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 m (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes were drilled to determine and test the orientation and continuity of the mineralization. Higher grade REE mineralization was encountered in drill hole RES 09-8.

All of the holes in the 2009 program were designed to offset known mineralization. One of the target concepts that were not tested is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system. The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company's Bull Hill Southwest and other rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling in 2010.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

In December, 2009, the Company received assays for the first 5 holes from the 2009 REE drilling program. In February, 2010, the Company received assays from a further 10 holes of this 20 hole program. In March, 2010, the Company received assay from the final 5 holes in the Bull Hill Northwest target. All of these sets of results were encouraging and the news releases can be viewed at www.rareelementresources.com.

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge rare-earths project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Dr. James G. Clark, L.Geo, the Company's Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge Project rare-earth exploration program. The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge Project.

Further information can be found in past news releases posted on the Company's Sedar website (www.sedar.com).

During the nine months ended March 31, 2010, the Company incurred $2,007,676 in exploration expenditures on the Bear Lodge Project. As of March 31, 2010, the Company had incurred a total of $3,617,172 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge Project.

Sundance Gold Project
On June 1, 2006, the Company's wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the REE and uranium, but including rights to gold and other metals if Newmont spends $5 million on property exploration by June 1, 2011. Newmont also had the right to earn an additional 15% participating interest by completing a positive feasibility study.

Newmont had staked additional Federal lode mineral claims and included them as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont will not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont's 327 wholly owned claims outside the Venture will be transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

To date, Newmont has expended $2.85 million over nearly four years. Newmont's withdrawal from the Sundance venture creates an opportunity for Rare Element Resources to control its own destiny on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05%

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. Rare Element Resources sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a mineral resource. A drilling program is planned for 2010. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has significant potential for the discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district has been or will be transferred to the Company. The Company has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance Gold exploration program under the direction of Dr. James Clark.

Compliance with NI43-101

Technical disclosure in this MD&A was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

The Company maintains a website at www.rareelementresources.com.

Summary of Quarterly Results

Expressed In $	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter	June 09 Quarter	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter	June 08 Quarter
Total Revenue	**5,417**	8,657	8,970	9,725	**6,912**	7,041	8,897	5,195
Income (Loss)	**(344,415)**	(266,323)	(225,478)	(284,543)	**(263,166)**	(448,962)	(257,516)	(191,469)
Earnings (Loss) Per Share	**(0.01)**	(0.01)	(0.01)	(0.01)	**(0.01)**	(0.02)	(0.01)	(0.01)
Total Assets	**10,203,324**	9,559,716	8,707,704	4,034,219	**2,640,145**	2,826,269	3,272,127	3,394,225
Total Long-term Liabilities	Nil	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.
<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>
<u>FOR THE NINE MONTHS ENDED MARCH 31, 2010</u>
<u>Containing information up to, and including May 19, 2010</u>

Results of Operations for the three months ended March 31, 2010 compared to the three months ended March 31, 2009
The net loss for the third quarter of fiscal 2010 totaled $344,415 compared to loss of $263,166 in the same period of fiscal 2009, an increase of $81,249. The basic and diluted losses per share were $0.01 for the three months ended March 31, 2010 and 2009.

Interest income totaled $5,417 (2009 - $6,912) for the three months ended March 31, 2010 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended March 31, 2010, the Company recognized a gain on foreign exchange of $133,623 (2009 – foreign exchange loss of $29,333) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $195,923 in fiscal 2010 and $96,023 in fiscal 2009, amortization expenses of $3,155 in fiscal 2010 and $403 in fiscal 2009, and the foreign exchange gains (losses), total general and administrative costs were $284,377 for the three months ended March 31, 2010 and $129,236 in comparable period, an increase of $155,141. The increase was mostly due to: (a) transfer agent's and listing fees increased by $38,551 and accounting and administration fees by $33,199 as a result of the Company acquiring a new mineral property, increasing activity in negotiating future financings and acquisitions and filing Form 20F; (b) corporate development expenses increased by $21,985 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (c) management fees increased by $11,280 and consulting fees increased by $12,543 due to bonuses paid to two officers of the Company.

Results of Operations for the nine months ended March 31, 2010 compared to the nine months ended March 31, 2009
The net loss for the nine months ended March 31, 2010 totaled $836,216 compared to $969,644 in the same period in 2009. The basic and diluted losses per share were $0.03 for the nine months ended March 31, 2010 and $0.04 for the same period in 2009.

Interest income totaled $23,044 for the nine months ended March 31, 2010 as a result of interest earned on the funds that the Company held (2009 - $22,850). During the nine months ended March 31, 2010, the Company recognized a foreign exchange gain of $407,364 (2009 – foreign exchange loss of $338,788) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required. In fiscal 2009, the Company wrote off the estimated value of $15,083 of the 25,000 Almaden warrants.

Excluding the non-cash stock-based compensation expenses of $390,277 in 2010 and $235,421 in 2009, amortization expenses of $5,172 in 2010 and $1,967 in 2009, and the foreign exchange gains (losses), total general and administrative costs were $871,175 for the nine months ended March 31, 2010 and $401,235 for the comparable period, an increase of $469,940. The increase was mostly due to: (a) increases in investor relations and shareholders' communication by $44,281 and corporate development expenses by $99,961 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (b) accounting and administration fees increased by $71,418 as a result of the Company closing two financings in fiscal 2010, filing Form 20F and acquiring new mineral properties; (c) management fees increased by $70,883 and consulting fees increased by $27,440 due to bonuses paid to two officers of the Company.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

Liquidity

The Company's working capital as at March 31, 2010 was $4,581,787 (June 30, 2009 - $2,345,857). As at March 31, 2010, cash totaled $4,678,407, an increase of $2,344,262 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements for net gross proceeds of $4,449,960 ($1,800,000 CDN and $3,000,000 CDN) and $404,402 on the exercise of options and warrants. $45,118 share issue costs were recorded. Cash inflows were offset by the cash used in exploration activities of $1,864,993, reclamation bond of $100,000, acquisition of exploration equipment of $45,085, and operating activities of $427,048.

In April 2010, the Company closed a short-form prospectus offering of $8,860,253 CDN. $27,856 share issue costs were recorded as at March 31, 2010 (see "Capital Resources" section).

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 32,117,737 common shares currently outstanding and its strong working capital position, the Company is well positioned to last beyond fiscal 2010 without raising additional capital.

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

On April 13, 2010, the Company closed a short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units of the Company at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.

The Company paid $531,615 CDN cash commission to the agents and issued 151,890 agents' options exercisable into one agents' unit at a price of $3.50 CDN until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable common share purchase warrant with the same terms as private placement warrants. $27,856 share issue costs were recorded as at March 31, 2010.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
March 31, 2010	29,586,236	$13,172,600
May 19, 2010	32,117,737	$17,705,100

As at March 31, 2010, the Company had 2,546,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to October 2, 2014. During the nine months ended March 31, 2010, a total of 482,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $287,554. A fair value of $231,670 was recognized on these exercised options. Subsequently, 190,000 options were granted at $3.28 CDN exercisable until April 19, 2015 and another 151,890 agents' options were issued at $3.50 CDN exercisable until April 13, 2012. If all the remaining outstanding options were exercised, the Company's available cash would increase by $3,383,345 CDN.

As at March 31, 2010, the Company had 2,480,500 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.25 CDN expiring from November 27, 2010 to March 21, 2011. During the nine months

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

ended March 31, 2010, a total of 119,500 warrants were exercised at weighted average exercise price of $1.04 CDN for gross proceeds of $116,848. A fair value of $38,369 was recognized on these exercised warrants. Subsequently, 1,265,751 warrants were issued at $4.75 CDN until April 13, 2012. If the 151,890 agents' options were exercised, there would be another 75,945 agents' warrants issued at $4.75 CDN until April 13, 2012. If all the outstanding warrants, including the 75,945 potential agents' warrants, were exercised, the Company's available cash would increase by $12,758,606 CDN.

As of date of this MD&A, there were 32,117,737 common shares issued and outstanding and 38,827,823 common shares outstanding on a diluted basis.

Contributed surplus was $1,034,653 as at March 31, 2010 (June 30, 2009 - $876,046). The increase in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the period.

The deficit totaled $6,213,778 as at March 31, 2010 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $836,213 for the nine months ended March 31, 2010.

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties
During the nine months ended March 31, 2010:

a) $148,971 (2009 - $78,088) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at March 31, 2010, $Nil (June 30, 2009 - $Nil) was owed to the officer.

b) $151,401 (2008 - $78,407) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at March 31, 2010, $19,323 (June 30, 2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

New accounting pronouncements
The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests
CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in

a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans
In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company's financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities
In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity
In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement
In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this section has been amended to:
  -change the categories into which a debt instrument is required or permitted to be classified;
  -change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
  -require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.
These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

f) Financial instruments
All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest

method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders' equity.

A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company prioritizes the inputs into three levels that may be used to measure fair value:

i) Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

Internal Controls Over Financial Reporting
Changes in Internal Control Over Financial Reporting ("ICFR")

No changes occurred in the current period of the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Risks and Uncertainties
The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral-exploration activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company's claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company's short- to medium-term operating and exploration cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

progress of exploration on its current properties. Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company's operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company. The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the June 30, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a) Impairment
Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b) Mineral resources
At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c) Business combinations
The effect of IFRS on the Company's present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d) Foreign currency
The adoption of IFRS will involve the identification of a functional currency. The effect of IFRS on the Company's foreign currency is minimal because the Company's functional currency and reporting currency will stay in the US Dollar with Canadian operations translated into US Dollars. Therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED MARCH 31, 2010
Containing information up to, and including May 19, 2010

e) Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company's audit committee is aware of the IFRS conversion and the Company's staff, in conjunction with its CFO, has adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company's staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2010 and 2011, in anticipation of the preparation of the July 1, 2011 balance sheet that will be required for comparative purposes for all periods ending after June 30, 2011.

Outlook
Following completion of the 2008 REE exploration program on the Bear Lodge Project, the Company announced its resource estimate and completed the NI 43-101 Technical Report was sedar filed on April 14, 2009. The Company is following through with the recommendations in the Technical Report to continue the metallurgical testing and drilling with a goal to expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company's drilling along strike and down dip, additional drilling was deemed necessary to delineate the Bull Hill Southwest mineralization. A 20 hole drill program was completed in the 4th quarter of 2009 and two sets of assays for 15 holes have been announced. These results were encouraging and will be incorporated into the resource database along with the results from the 5 holes for which assays have not yet been received.

The Company plans to update its resource estimate before June 30, 2010. In addition, a Preliminary Assessment is underway and this report is planned to be completed by mid-2010. Metallurgical testing is continuing and the results from this work, along with the updated resource estimate will be incorporated into the scoping study.

The Company plans to define a gold mineral resource by offset drilling of holes where Newmont encountered significant gold mineralization by commencing a drilling program in 2010, led by John Ray.

Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the

RARE ELEMENT RESOURCES LTD.
<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>
<u>FOR THE NINE MONTHS ENDED MARCH 31, 2010</u>
<u>Containing information up to, and including May 19, 2010</u>

Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:
- The Company's intent of listing with an exchange in the United States;
- The progress, potential and uncertainties of the Company's 2009-2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties,
- The Company's future adoption of IFRS; and,
- Plans to complete a scoping study.

Exhibit 99.7

NEWS RELEASE
RARE ELEMENT RESOURCES LTD
TSX-V: RES
May 26, 2010
Ref: 13-2010



Rare Element Reports 50% Increase in Rare-Earth Mineral Resources at Bear Lodge Project

- *17.5 Million Tons of Inferred Mineral Resources Averaging 3.46% Rare-Earth Oxides*
- *Includes 8.0 Million Tons @ 3.62% REO of Near-surface Oxide Mineralization*
- *Initial Resource Estimate of Bull Hill Northwest Deposit*
- *Significant Potential for Further Expansion of Deposits*

Rare Element Resources Ltd. (RES:TSXV) is pleased to announce the results of an updated mineral resource estimate of rare-earth elements ("REE") plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project, Wyoming (Table 1). The updated resource estimate increases the total pounds of REO contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade (Table 2). The resource was estimated by an independent consultant—Ore Reserves Engineering (ORE).

The new resource estimate is derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. For comparison, the initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging 4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical Report dated April 14, 2009. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas (Figure 1). In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

The results of the total mineral resources estimate by ORE for both deposits are summarized for the different oxidation zones and at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

The new resource estimate is derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. For comparison, the initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging 4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical Report dated April 14, 2009. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas (Figure 1). In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

The results of the total mineral resources estimate by ORE for both deposits are summarized for the different oxidation zones and at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

Table 1 Total Inferred Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades (% REO)

Cutoff Grade1, 3	Oxide		Transitional		Sulfide		Total	
	Tons	Grade1	Tons	Grade1	Tons	Grade1	Tons	Grade 1
1.0	13,700,000	2.63	4,300,000	2.52	9,600,000	2.70	27,600,000	2.64
1.5 (3)	**8,000,000**	**3.62**	**2,600,000**	**3.39**	**6,900,000**	**3.29**	**17,500,000**	**3.46**
2.0	5,600,000	4.45	1,700,000	4.23	4,600,000	4.05	11,900,000	4.26
2.5	4,400,000	5.06	1,300,000	4.93	3,900,000	4.37	9,600,000	4.76
3.0	3,300,000	5.84	930,000	5.71	3,000,000	4.88	7,200,000	5.42
3.5	2,700,000	6.42	800,000	6.13	2,200,000	5.53	5,600,000	6.04
4.0	2,300,000	6.90	690,000	6.50	1,470,000	6.33	4,400,000	6.65
4.5	1,900,000	7.52	570,000	6.96	1,200,000	6.79	3,600,000	7.19
5.0	1,600,000	7.88	460,000	7.48	1,000,000	7.24	3,100,000	7.61

Table 2 Total Inferred Tons and Grade (% REO) with REO Content at 1.5% Cutoff Grade

Cutoff Grade1,3	Total		REO Content
	Tons	Grade1	Million lbs
1.0	27,600,000	2.64	1,454
1.5 (3)	**17,500,000**	**3.46**	**1,210**
2.0	11,900,000	4.26	1,012
2.5	9,600,000	4.76	913
3.0	7,200,000	5.42	783
3.5	5,600,000	6.04	680
4.0	4,400,000	6.65	590
4.5	3,600,000	7.19	523
5.0	3,100,000	7.61	472

Table 3 Detailed REO percentages by Zone at 1.5% Cutoff Grade

Parameters & % REO	Total All Zones Oxide Mixed Sulfide Total			
Cutoff (%REO)	1.5	1.5	1.5	1.5
Million Tons Resource	8.0	2.6	6.9	17.5
Tonnage Factor (ft3/ton)	13.7	13.0	11.4	12.7
%REO	3.62	3.39	3.29	3.46
Million lbs REO	582	174	454	1,210
%Cerium Oxide Ce2O3	1.66	1.62	1.61	1.63
%Lanthanum Oxide La2O3	1.06	1.08	1.11	1.08
%Neodymium Oxide Nd2O3	0.52	0.36	0.29	0.41
%Praseodymium Oxide Pr2O3	0.16	0.14	0.12	0.14
%Samarium Oxide Sm2O3	0.088	0.078	0.074	0.081
%Gadolinium Oxide Gd2O3	0.045	0.042	0.037	0.042
%Yttrium Y2O3	0.032	0.036	0.021	0.028
%Europium Oxide Eu2O3	0.021	0.019	0.017	0.019
%Dysprosium Oxide Dy2O3	0.018	0.012	0.011	0.014
%Terbium Oxide Tb2O3	0.0075	0.0052	0.0043	0.0059
%Erbium Oxide Er2O3	0.0020	0.0018	0.0017	0.0019
%Ytterbium Oxide Yb2O3	0.0012	0.0011	0.0010	0.0011
%Lutetium Oxide Lu2O3	0.00016	0.00014	0.00013	0.00014
%Holmium Oxide Ho2O3	0.0010	0.0008	0.0008	0.0009
%Thulium Oxide Tm2O3	0.00015	0.00013	0.00012	0.00014

1. REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO (Table 3).
2. The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.
3. ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted; a cutoff grade of 4.0% REO is also highlighted to show the high-grade tons above the cutoff.
4. A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the resources estimates with further evaluation and refinement.

"The Bear Lodge project is progressing well and the updated resources will be included in a Scoping Study (preliminary economic assessment) scheduled for completion this summer. Our 2010 exploration program consisting of a minimum of 30 in-fill and step-out drill holes is expected to further upgrade and expand the resources. We are also excited about advancing the metallurgical understanding of the REE mineralization and determining the preliminary economic potential of the Bear Lodge project." stated Dr. Don Ranta, President of Rare Element Resources.

Geology & Mineralization
Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element's lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target comprises an FMRcarbonatite dike swarm that strikes northwesterly and dips steeply to the southwest. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,200 feet along strike and 1,000 feet down dip. Some of the dikes are cut off to the southwest and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper. Current interpretation suggests that the dikes strike northerly and have nearly vertical dips. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system. The deposit is open to the north and at depth, so additional drilling will be done during the 2010 program to better define the orientation of the system and to expand the current resource.

The Company considers the geologic modeling and resource estimation results encouraging for the following reasons:

- Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant resource estimate.
- The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.
- The REE mineralization that constitutes the Bull Hill SW resource is open for expansion at depth, to the northwest and southeast, and to the southwest of the West Bull Hill Fault. The Company believes that there is room for the mineral resource tonnage to significantly increase.

- The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional resource area open to the north.
- Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The updated mineral resource estimate confirms that potentially economic resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade the inferred resources to the indicated category. Step-out drilling will likely expand the resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy
The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. The metallurgical testing program will continue through 2010 on a large surface sample and the mineralized core samples collected during 2009.

Mineral Resources are not Reserves
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance
The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company's Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company's exploration of Bull Hill and the Bear Lodge district during the late 1980's and early 1990's. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the 2009 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the resource estimate.

A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

Markets for Rare Earths
Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys in steel, additives in ceramics and glass, petroleum cracking catalysts, and many others. China currently produces more than 95% of the 130,000 tonnes of rare-earths consumed worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is projected to grow rapidly if the green technologies are implemented on a broad scale.

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold. In addition to the REE exploration and evaluation efforts, the

Company is exploring for gold on the Sundance project, which is located on the same property in Wyoming.

Rare earths are critical and enabling metals for the green technologies.
ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company's website at www.rareelementresources.com or contact: Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com . Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1 Location Map of Bull Hill Resources Area and Targets



Whitetail Ridge Target
Northwest Target
Bull Hill SW Resource Area
SE Extension Target
SW Fault Offset & Potential Carbonatite Plug
N
Prospects
Graves
Mineshaft
Prospect
Spring
Allread Spring
m
yds
200
400
600
200
400
600

Exhibit 99.8

RARE ELEMENT RESOURCES LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.   **Name and Address of Company**

Rare Element Resources Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
V6C 1Z7

2.   **Date of Material Change**

May 26, 2010

3.   **News Release**

A news release disclosing the material change was issued in Vancouver, British
Columbia, on May 26, 2010 through CNW Group and was filed on SEDAR.

4.   **Summary of Material Change**

Rare Element Resources Ltd. (TSX-V: RES) ("Rare Element" or the "Company")
announce the results of an updated mineral resource estimate of rare-earth elements
("REE") plus yttrium contained in two deposits located in the Bull Hill area of the
Bear Lodge project, Wyoming.

5.1   **Full Description of Material Change**

Rare Element Resources Ltd. (TSX-V: RES) ("Rare Element" or the "Company") is
pleased to announce the results of an updated mineral resource estimate of rare-earth
elements ("REE") plus yttrium contained in two deposits located in the Bull Hill area
of the Bear Lodge project, Wyoming (Table 1). The updated resource estimate
increases the total pounds of REO contained in the Bull Hill deposits by more than
50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade
(Table 2). The resource was estimated by an independent consultant—Ore Reserves
Engineering (ORE).

The new resource estimate is derived from a REE database that includes thirty-two
core drill holes completed by the Company since 2004 for a total of 28,396.5 feet,
plus sixteen drill holes, completed by other companies prior to 2004, for which REE
data are available. Approximately 36% of the resource is within 100 feet of a drill
hole and 75% of the resource is within 200 feet of a drill hole. For comparison, the
initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging
4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical

Report dated April 14, 2009. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas (Figure 1). In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

The results of the total mineral resources estimate by ORE for both deposits are summarized for the different oxidation zones and at a range of cutoff grades for each of the oxide, transitional/mixed, and sulfide/unoxidized zones, as follows:

Table 1 Total Inferred Tons and Grade of the Various Oxidation Zones at a Range of Cut-Off Grades (% REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total	
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.0	13,700,000	2.63	4,300,000	2.52	9,600,000	2.70	27,600,000	2.64
1.5 [3]	8,000,000	3.62	2,600,000	3.39	6,900,000	3.29	17,500,000	3.46
2.0	5,600,000	4.45	1,700,000	4.23	4,600,000	4.05	11,900,000	4.26
2.5	4,400,000	5.06	1,300,000	4.93	3,900,000	4.37	9,600,000	4.76
3.0	3,300,000	5.84	930,000	5.71	3,000,000	4.88	7,200,000	5.42
3.5	2,700,000	6.42	800,000	6.13	2,200,000	5.53	5,600,000	6.04
4.0	2,300,000	6.90	690,000	6.50	1,470,000	6.33	4,400,000	6.65
4.5	1,900,000	7.52	570,000	6.96	1,200,000	6.79	3,600,000	7.19
5.0	1,600,000	7.88	460,000	7.48	1,000,000	7.24	3,100,000	7.61

Table 2 Total Inferred Tons and Grade (% REO) with REO Content at 1.5% Cutoff Grade

Cutoff Grade[1,3]	Total		REO Content
	Tons	Grade[1]	Million lbs
1.0	27,600,000	2.64	1,454
1.5 [3]	17,500,000	3.46	1,210
2.0	11,900,000	4.26	1,012
2.5	9,600,000	4.76	913
3.0	7,200,000	5.42	783
3.5	5,600,000	6.04	680
4.0	4,400,000	6.65	590
4.5	3,600,000	7.19	523

| 5.0 | 3,100,000 | 7.61 | 472 |

Table 3 Detailed REO percentages by Zone at 1.5% Cutoff Grade

Parameters & % REO		Total All Zones			
		Oxide	Mixed	Sulfide	Total
Cutoff (%REO)		1.5	1.5	1.5	1.5
Million Tons Resource		8.0	2.6	6.9	17.5
Tonnage Factor (ft^3/ton)		13.7	13.0	11.4	12.7
%REO		3.62	3.39	3.29	3.46
Million lbs REO		582	174	454	1,210
%Cerium Oxide	Ce_2O_3	1.66	1.62	1.61	1.63
%Lanthanum Oxide	La_2O_3	1.06	1.08	1.11	1.08
%Neodymium Oxide	Nd_2O_3	0.52	0.36	0.29	0.41
%Praseodymium Oxide	Pr_2O_3	0.16	0.14	0.12	0.14
%Samarium Oxide	Sm_2O_3	0.088	0.078	0.074	0.081
%Gadolinium Oxide	Gd_2O_3	0.045	0.042	0.037	0.042
%Yttrium	Y_2O_3	0.032	0.036	0.021	0.028
%Europium Oxide	Eu_2O_3	0.021	0.019	0.017	0.019
%Dysprosium Oxide	Dy_2O_3	0.018	0.012	0.011	0.014
%Terbium Oxide	Tb_2O_3	0.0075	0.0052	0.0043	0.0059
%Erbium Oxide	Er_2O_3	0.0020	0.0018	0.0017	0.0019
%Ytterbium Oxide	Yb_2O_3	0.0012	0.0011	0.0010	0.0011
%Lutetium Oxide	Lu_2O_3	0.00016	0.00014	0.00013	0.00014
%Holmium Oxide	Ho_2O_3	0.0010	0.0008	0.0008	0.0009
%Thulium Oxide	Tm_2O_3	0.00015	0.00013	0.00012	0.00014

1.   REO (rare-earth oxides) include Ce2O3, La2O3, Nd2O3, Pr2O3, Sm2O3, Gd2O3, Y2O3,, Eu2O3,, Dy2O3,, and Tb2O3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO (Table 3).

2.   The resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.

3.   ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted; a cutoff grade of 4.0% REO is also highlighted to show the high-grade tons above the cutoff.

4.   A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the resources estimates with further evaluation and refinement.

"The Bear Lodge project is progressing well and the updated resources will be included in a Scoping Study (preliminary economic assessment) scheduled for completion this summer. Our 2010 exploration program consisting of a minimum of 30 in-fill and step-out drill holes is expected to further upgrade and expand the resources. We are also excited about advancing the metallurgical understanding of the REE mineralization and determining the preliminary economic potential of the Bear Lodge project." stated Dr. Don Ranta, President of Rare Element Resources.

Geology & Mineralization
Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. Virtually all of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element's lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target comprises an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply to the southwest. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 100 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,200 feet along strike and 1,000 feet down dip. Some of the dikes are cut off to the southwest and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper. Current interpretation suggests that the dikes strike northerly and have nearly vertical dips. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system. The deposit is open to the north and at depth, so additional drilling will be done during the 2010 program to better define the orientation of the system and to expand the current resource.

The Company considers the geologic modeling and resource estimation results encouraging for the following reasons:

- Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant resource estimate.
- The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.
- The REE mineralization that constitutes the Bull Hill SW resource is open for expansion at depth, to the northwest and southeast, and to the southwest of the West Bull Hill Fault. The Company believes that there is room for the mineral resource tonnage to significantly increase.
- The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional resource area open to the north.
- Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug. These targets have yet to be followed up with a systematic drill program.

The updated mineral resource estimate confirms that potentially economic resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade the inferred resources to the indicated category. Step-out drilling will likely expand the resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy
The resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. The metallurgical testing program will continue through 2010 on a large surface sample and the mineralized core samples collected during 2009.

Mineral Resources are not Reserves
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance
The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations

supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company's Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company's exploration of Bull Hill and the Bear Lodge district during the late 1980's and early 1990's. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the 2009 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the resource estimate.
A full table of significant drill results from the Company's 2004-2009 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com

Markets for Rare Earths
Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys in steel, additives in ceramics and glass, petroleum cracking catalysts, and many others. China currently produces more than 95% of the 130,000 tonnes of rare-earths consumed worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is projected to grow rapidly if the green technologies are implemented on a broad scale.

5.2   **Disclosure for Restructuring Transactions**

Not applicable.

6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7.   **Omitted Information**

Not applicable.

8.   **Executive Officers**

For further information about this material change, please contact Mark T Brown, Chief Financial Officer of Rare Element Resources Ltd., at (604) 687-3520.

9.   **<u>Date of Report</u>**

DATED at Vancouver, British Columbia this 28th day of May, 2010.

"Mark T. Brown"

Mark T. Brown
Chief Financial Officer